                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K
(Mark One)
[X]  Annual  Report Pursuant to Section 15(d) of the Securities  Exchange
Act of 1934
For the fiscal year ended January 31, 1998.
                                   or
[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

                      Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          WAL-MART STORES, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          WAL-MART STORES, INC.
                       702 Southwest Eighth Street
                       Bentonville, Arkansas  72716

                      Wal-Mart Stores, Inc. 401(k)
                         Retirement Savings Plan

                        Financial Statements and
                         Supplemental Schedules

                       Year ended January 31, 1998


                            TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits--January 31, 1998 Statement of Changes in Net Assets Available for Benefits With Fund

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Line 27a--Schedule of Assets Held for Investment Purposes--January 31, 1998
    Schedule II: Line 27d--Schedule of Reportable Transactions for the Year Ended January 31, 1998

                     Report of Independent Auditors

The Administrative Committee of the
 Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan as of January 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 19, 1998
Tulsa, Oklahoma

                      Wal-Mart Stores, Inc. 401(k)
                         Retirement Savings Plan

             Statement of Net Assets Available for Benefits

                            January 31, 1998

                             (In Thousands)

Assets
Company stock, at fair value                    $  6,601
Other investments, at fair value:
 Merrill Lynch Equity Index Fund                  19,747
 Merrill Lynch Retirement Preservation Fund        7,706
 Pacific Investment Management
   Company Total Return Fund                      11,367
 Ivy International Fund                           17,008
 Putnam New Opportunities Fund                    19,508
Total investments                                 81,937

Receivables:
 Company contribution                            141,142
 Associates' contributions                         4,853
Total receivables                                145,995
Cash and other                                        36
Net assets available for benefits               $227,968

See accompanying notes

              Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                           Year ended January 31, 1998

                                 (In Thousands)

                                                                                    Pacific
                                                                                   Investment
                                                                 Merrill Lynch     Management
                                       Wal-Mart  Merrill Lynch     Retirement       Company
                                        Common    Equity Index    Preservation    Total Return
                                         Stock         Fund           Fund            Fund
Additions:
 Associate contributions                $5,887        $19,071         $8,348         $11,190
 Company contributions                       -              -              -               -
 Net appreciation (depreciation) in
   fair value of investments               260            839              -             (29)
 Investment income                          12              -            125             420
 Interfund transfers in                    519            322            105             146
Total asset additions                    6,678         20,232          8,578          11,727

Deductions:
 Benefit payments                           59            145             63              92
 Interfund transfers out                    18            340            809             268
Total asset deductions                      77            485            872             360

Net increase in net assets available
 for benefits                            6,601         19,747          7,706          11,367
Net assets available for benefits at
 beginning of year                           -              -              -               -
Net assets available for benefits at
 end of year                            $6,601        $19,747         $7,706         $11,367



                                           Ivy          Putnam New
                                      International    Opportunities
                                           Fund             Fund         Other        Total
Additions:
 Associate contributions                 $17,072          $19,133      $  4,853     $ 85,554
 Company contributions                         -                -       141,142      141,142
 Net appreciation (decpreciation) in
   fair value of investments                (506)             229             -          793
 Investment income                           186              334             -        1,077
 Interfund transfers in                      611              215           401        2,319
Total asset additions                     17,363           19,911       146,396      230,885

Deductions:
  Benefit payments                           126              145           (32)         598
  Interfund transfers out                    229              258           397        2,319
Total asset deductions                       355              403           365        2,917

Net increase in net assets available
 for benefits                             17,008           19,508       146,031      227,968
Net assets available for benefits at
 beginning of year                             -                -             -            -
Net assets available for benefits at
 end of year                             $17,008          $19,508      $146,031     $227,968

See accompanying notes

                      Wal-Mart Stores, Inc. 401(k)
                         Retirement Savings Plan

                      Notes to Financial Statements

                            January 31, 1998

1. Description of the Plan

The following description of the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on January 31, 1998. This document is not part of the summary plan description of the Plan and is not a document pursuant to which  the  Plan  is  maintained  within the meaning  of  Section  402(a)(1)  of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all
Plan   participants   and  their  beneficiaries  regardless   of   whether   the
participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All U.S. associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Plan's Administrative Committee of the Company ("Administrative Committee").

The   trustee  function  of  the  Plan  is  performed  by  Merrill  Lynch  Trust
Company of America ("Trustee"). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions according to the policies established by the Administrative Committee.
The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee and manager of the Merrill Lynch Equity Index Trust and the Retirement Preservation Trust, which are investment options offered under the Plan to participants.

Contributions

All   eligible   associates  participate  in  the  Plan   and   may   elect   to
contribute  from  1%  to  10%  of  their  eligible  wages.  Whether  or  not  an associate contributes to the Plan, he or she will receive a portion of the Company's contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart's contribution (if any) will be determined for that Plan year. The Company's contribution for each associate will be a percentage of the associate's eligible wages for the Plan year. Wal-Mart's contribution is discretionary and can vary from year to year.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution to the Plan made on the associate's behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant's account. The effective date on which participants could make contributions was July 1, 1997.

Company  contributions  to  the  Plan  are  invested  in  accordance  with   the
investment elections made by each participant for deposit in his or her account.

Vesting

Participants   are   immediately   vested  in   all   contributions   to   their
accounts, plus actual earnings thereon.

Payment of Benefits and Withdrawals

The   normal  form  of  payment  upon  a  participant's  separation   from   the
Company   is   a   lump-sum   payment  in  cash   for   the   balance   of   the
participant's account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with partial or fractional shares paid in cash. To the extent the participant's account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement  plan  or  individual retirement account  upon  separation  from  the
Company.   The  Plan  permits  withdrawals  of  participants'  salary  reduction
contributions   and  rollover  contributions  only  in  amounts   necessary   to
satisfy   financial  hardship  as  defined  by  the  Internal  Revenue   Service
("IRS").

Plan Termination

While  there  is  no  intention  to  do so,  the  Company  may  discontinue  the
Plan by giving written notice, subject to the provisions of ERISA. In the event of a complete or partial termination of this Plan or a complete discontinuance  of  contributions  to  it,  the  accounts  of  the  Participants shall be fully and immediately vested and nonforfeitable. The Trust shall remain in effect (unless it is specifically terminated) and the Trust assets shall be administered in the manner provided by the terms of the Trust and distributed as soon as administratively feasible.

Income Tax Status

The Plan has received a letter of determination dated November 26, 1997, from the Internal Revenue Service ("IRS") which states that the Plan is in compliance with Section 401(k) of the Internal Revenue Code ("IRC")
and, therefore, the related Trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. In the opinion of the Company's management, the Plan as of January 31, 1998 continues to be in  compliance  with  Section  401(k),  and  continues  to  be  entitled  to  an
exemption  from  federal  income  taxation  under  Section  401(k);   thus,   no
provision for federal income taxes has been made in the accompanying financial statements.

Year 2000 Issue (unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan operations.

Investment Options

Participant investment choices include five core funds, three investment models, and Wal-Mart stock. The associate may change their selections at any time throughout the year.

The five core funds are:

     Merrill  Lynch  Retirement  Preservation  Trust  (Stable  Value
     Fund)-A common collective trust that seeks to preserve principal by investing mainly in a wide variety of guaranteed investment contracts and in obligations of U.S. government and U.S. government agency securities.

     PIMCO Total Return Fund (Fixed Income Bond Fund)-A registered investment company that seeks to provide income in the form of interest and dividends.

     Merrill Lynch Equity Index Trust (Large Company Stock Fund)- A common collective trust that seeks to approximate the S&P 500 Index by investing in stocks of larger companies that make up the S&P 500.

     Putnam New Opportunities Fund (Mid-Sized Company Stock Fund)- A registered investment company that seeks to provide growth by investing in stocks of mid-sized companies.

     Ivy International Fund (International Stock Fund)- A registered investment company that seeks to provide growth by investing in stocks of international companies.

In addition to the core funds, the Plan participant may select from three investment models, which are comprised of a combination of the core funds. The investment models are as follows:

     Conservative to Moderate Investment Model-The model invests 40% of its assets in the stock funds, 50% in the bond fund, and 10% in the Stable Value Fund.

     Moderate Investment Model-This model invests 70% of its assets in the stock funds, 25% in the bond fund, and 5% in the Stable Value Fund.

     Aggressive Investment Model-This model invests 80% of its assets in the stock funds, 10% in the bond fund, and 10% in the Stable Value Fund.

2. Summary of Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the accompanying financial statements and notes. Actual results could differ from these estimates.

Investments in registered investment companies and Wal-Mart common stock are stated at fair market value determined from publicly stated price information. Investments in common and collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments greater than 5% of net assets are separately identified in the statement of net assets available for benefits.

3. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                         January 31, 1998
     Net assets available for benefits
       per the financial statements            $227,968
     Amount shown on Form 5500
       as benefit claims payable                     22
     Net assets available for benefits
       per the form 5500                       $227,946


                         Supplemental Schedules

Schedule 1:
Page 1 of 1

                      Wal-Mart Stores, Inc. 401(k)
                         Retirement Savings Plan

        Line 27a-Schedule of Assets Held for Investment Purposes

                            January 31, 1998

Identity of Issue, Borrower, Lessor or          Description                        Current
          Similar Party                        of Investment         Cost           Value
Wal-Mart Stores, Inc.*                          165,803 shares
                                                common stock    $  6,344,178    $ 6,600,934

Merrill Lynch* Equity Index Fund                298,803 units     18,918,555     19,747,298
Merrill Lynch* Retirement
 Preservation Fund                             7,706,076 units     7,706,076      7,706,076
PIMCO Total Return Fund                        1,061,165 units    11,392,969     11,365,082
Ivy International Fund                           438,460 units    17,498,566     17,007,862
Putnam New Opportunities Fund                    402,141 units    19,280,933     19,507,870
Total investments                                                $81,141,277    $81,935,122

[FN]
<F1>
*Party-in-interest

Schedule II:
Page 1 of 1

                              Wal-Mart Stores, Inc.
                         401(k) Retirement Savings Plan

                  Line 27d-Schedule of Reportable Transactions

                           Year ended January 31, 1998

                                                                                                    (h)
                                                                                               Current Value
       (a)                                                  (c)          (d)           (g)      of Asset on      (i)
   Identity of                    (b)                    Purchase      Selling      Cost of     Transaction    Net Gain
 Party Involved           Description of Asset             Price        Price        Asset          Date       or (Loss)

Category (iii) - Series of investment transactions in excess of 5% of average Plan assets due to initial Plan year.
Wal-Mart Stores, Inc.*    Common stock                   $ 6,418,315  $       -   $ 6,418,315  $ 6,418,315    $      -
                          Common stock                             -     77,224        74,137       76,586       3,087

Merrill Lynch*            Equity Index Trust              19,392,429          -    19,392,429   19,392,429           -
                          Equity Index Trust                       -    484,024       473,874      484,024      10,150
                          Retirement Preservation Trust    8,578,170          -     8,578,170    8,578,170           -
                          Retirement Preservation Trust            -    872,094       872,094      872,094           -

Pacific Investment        Total Return Fund               11,754,322          -    11,754,322   11,754,322           -
 Management Company       Total Return Fund                        -    359,879       361,353      359,879      (1,474)

IVY Management            International Fund              17,869,387          -    17,869,387   17,869,387           -
                          International Fund                       -    355,349       370,821      355,349     (15,472)

Putnam Funds              New Opportunities Fund          19,683,093          -    19,683,093   19,683,093           -
 Corporation              New Opportunities Fund                   -    403,808       402,160      403,808       1,648

There were no category (i) (ii) or (iv) reportable transactions for the year ended January 31, 1998.
Columns (e) and (f) are not applicable.

[FN]
<F1>
*Party-in-interest

                               SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        WAL-MART STORES, INC.,
                        401(k) RETIREMENT SAVINGS PLAN


Date:  July 30, 1998          /s/ Debbie Davis-Campbell
                                  Debbie Davis-Campbell
                                  Administrative Committee